May 15, 2023

DRAFT

Hull Tactical US ETF

10900 Hefner Pointe Drive, Suite 400

Oklahoma City, Oklahoma 73120

Hull Tactical US ETF

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Re:	Fund Reorganization

Ladies and Gentlemen:

We have acted as counsel to: (i) the Target Entity1, on behalf of the Target Fund, and (ii) the ETF Trust, on behalf of the Acquiring Fund in connection with the Agreement providing for the acquisition by the Acquiring Fund of all of the assets and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, in exchange for shares of the Acquiring Fund (the "Reorganization"), as set forth in the Agreement. The Reorganization is scheduled to close on the date of this letter (the “Closing Date”).

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from ETF Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Target Entity on behalf of Target Fund, and (4) such other documents and instruments as we have deemed necessary.

Insofar as this opinion relates to matters of fact, evidence of which is in the possession of the ETF Trust, we have relied without independent investigation upon certificates or representations of one or more officers of the ETF Trust. Similarly, we have relied without independent investigation upon certificates or representations of one or more officers of the Target Entity.

1 Capitalized terms used and not otherwise defined herein shall have the meanings given those terms in the AGREEMENT AND PLAN OF REORGANIZATION dated as of February 28, 2023 (“Agreement”), is by and among (i) the Target Entity (the entity listed in the column entitled “Target Entity” on Exhibit A of this letter), on behalf of the Target Fund (the series of the Target Entity listed in the column entitled “Target Fund” on Exhibit A of this letter), (ii) the ETF Trust (the entity listed in the column entitled “ETF Trust” on Exhibit A of this letter). on behalf of the Acquiring Fund (the series of the ETF Trust listed in the column entitled “Acquiring Fund” on Exhibit A of this letter), and (iii) for purposes of paragraph 9.2 of the Agreement only, HTAA, LLC (“Adviser”).

We have accepted, without independent verification, the genuineness of all original and copied signatures, the legal capacity of all natural persons at all relevant times, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as certified, conformed, copies or facsimile copies, and the accuracy of all certificates of public officials.

Any reference herein to "our knowledge," and words of similar import, shall mean the conscious awareness as to the existence or absence of any facts that would contradict the opinions so expressed of attorneys of this firm who have rendered substantive attention to the Reorganization. Other than as set forth herein, we have not undertaken any independent investigation to determine the existence or the absence of such facts, and no inference as to our knowledge of the existence or absence of such facts should be drawn from the fact of our representation of the ETF Trust. Moreover, we have not searched the dockets of any court, administrative body, agency or other filing office in any jurisdiction. When any opinion set forth below relates to the existence or standing of the ETF Trust, such opinion is based entirely upon and is limited by the items referred to above, and we understand that the foregoing assumptions, limitations and qualifications are acceptable to you.

We do not express any opinion herein with respect to (i) the validity, binding effect, or enforceability of any contractual provisions purporting to provide indemnification of any person for any claims, damages, liabilities or expenses that may be limited by any applicable federal or state securities laws or as a matter of public policy, and (ii) the availability of any equitable or other specific remedy upon any breach of the Agreement or of any agreement or obligations referred to therein.

Based upon the foregoing, we are of the opinion that on the basis of existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, current administrative rules and court decisions, generally for U.S. federal income tax purposes:

(a)        The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, plus a redemption of fractional shares of the Target Fund immediately before the Closing, and that each of the Target Fund and the Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b)        No gain or loss will be recognized by the Target Fund upon the transfer of all the Target Fund’s Assets to the Acquiring Fund solely in exchange for substantially all the stock of the Acquiring Fund and the assumption by the Acquiring Fund of all the Target Fund’s Liabilities, or upon the distribution of the Acquiring Fund’s shares to the Target Fund Shareholders;

(c)       The tax basis of each transferred Asset in the hands of the Acquiring Fund will be the same as the tax basis of such Asset in the hands of the Target Fund immediately prior to the transaction;

(d)        The holding period of each transferred Asset in the hands of the Acquiring Fund will include the Target Fund’s holding period for such Asset;

(e)        No gain or loss will be recognized by the Acquiring Fund upon its receipt of all the Assets of the Target Fund solely in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the Liabilities of the Target Fund;

(f)        No gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their shares of the Target Fund for shares of the Acquiring Fund as part of the Reorganization (excluding cash received by Target Fund Shareholders in redemption of fractional shares prior to the Reorganization);

(g)        The aggregate tax basis of the Acquiring Fund shares received by each Target Fund Shareholder will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor; and

(h)        Each Target Fund Shareholder’s holding period for the shares of the Acquiring Fund will include such shareholder’s holding period for the shares of the Target Fund exchanged therefor, provided that such shareholder held said shares of the Target Fund as capital assets on the date of the exchange.

We express no opinion as to any matter other than as expressly set forth above and no other opinion may be inferred therefrom. The opinion expressed herein is given as of the date hereof and we undertake no obligation and hereby disclaim any obligation to advise you of any change after the date of this opinion pertaining to any matter referred to herein.

Our opinion, as expressed herein, is furnished solely for the benefit of the Target Entity, its Trustees and officers, the ETF Trust, its Trustees and officers, and is not to be circulated, quoted, filed publicly or relied upon by any other persons without our prior written consent.

Very truly yours,

On behalf of Practus, LLP

EXHIBIT A

Target Entity	Target Fund	ETF Trust	Acquiring Fund
Exchange Traded Concepts Trust	Hull Tactical US ETF	Capitol Series Trust	Hull Tactical US ETF